Cyber Apps World, Inc.

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

Email: info@cyberappsworld.com

VIA EDGAR

January 25, 2022

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: Cyber Apps World, Inc. (the “Company”) Request for

Withdrawal on Form 1-A-W for Offering Circular on Form 1-A POS

(File No. 024-11291)

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Offering Circular on Form 1-A POS (File No. 024-11291) submitted to the Securities and Exchange Commission (the “Commission”) on March 17, 2021 (the “Offering Circular”).

The Company is withdrawing the Offering Circular, which has not been declared qualified, because the Company no longer intends to pursue the offering.  Since the Offering Circular was not declared qualified by the Commission, no securities as described in the Offering Circular were sold.

Yours truly,

/s/ Mohammed Irfan Rafimiya Kazi

Mohammed Irfan Rafimiya Kazi, President and C.E.O.

Cyber Apps World, Inc.